[Letterhead of Baker McKenzie LLP]

June 8, 2009

Securities and Exchange Commission                                                                               VIA EDGAR AND
Division of Corporation Finance                                                                                FEDERAL EXPRESS
100 F Street, N.E.
Washington, DC  20549

Attention:  Thomas Kluck

Re:	Redwood Mortgage Investors IX, LLC
Amendment No. 5 to the Registration Statement on Form S-11
Initially Filed November 18, 2008
File No. 333-155428

Dear Mr. Kluck:

On behalf of Redwood Mortgage Investors IX, LLC (the “Company”), we are concurrently filing via EDGAR Amendment No. 5 to the Registration Statement on Form S-11 (“Amendment No. 5”), and for the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), we are providing copies of this letter and marked copies of Amendment No. 5 by overnight delivery.

Please note that Amendment No. 5 incorporates certain disclosures in response to comments received from the Staff by telephone on June 1, 2009 and June 5, 2009, including the following:

1.	Description of Offering Period.

In response to the Staff’s telephonic comment, we have revised the description of the offering period on the cover page and elsewhere throughout the prospectus to clarify that the offering period will not exceed a total of three years.

2.	Additional Disclosure of Regulatory Matters.

                In response to the Staff’s telephonic comment, we have included additional disclosure regarding the laws and regulations affecting us and the mortgage industry in a new section entitled “How We Are Regulated” beginning on page 67 of the prospectus.

3.	“Management” section.

In response to the Staff’s telephonic comment, we hereby confirm that the persons currently identified in the “Management” section of the prospectus are the only persons currently required to be identified pursuant to Item 401 of Regulation S-K.

4.	Risks Relating to Non-regulation as a Bank.

In response to the Staff’s telephonic comment, we have included a new risk factor entitled “Since We Are Not Regulated As a Bank, Our Members and Borrowers May Have Fewer Protections” on page 24 of the prospectus.

*  *  *  *  *

Other Matters

Pursuant to Rule 472, Amendment No. 5 is filed herewith in response to the Staff’s comments.

Should you have any question pertaining to this filing, you may reach the undersigned by telephone at (415) 576-3028 and via facsimile at (415) 576-3099.  Thank you for your assistance.

Very truly yours,

/s/ Stephen J. Schrader

Stephen J. Schrader

Securities and Exchange Commission                                                                                                                                                                                                                                                                                                                                                                                                                                                                               Page 2
June 8, 2009